Mail Stop 4561

September 19, 2006

Lorne Walker
Chief Financial Officer
DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120

       Re: **DigitalFX International, Inc.**
              Registration Statement on Form SB-2
              Filed on August 23, 2006
              File No. 333-136855

              Form 10-KSB for fiscal year ended December 31, 2005
              Filed March 23, 2006

              Forms 10-QSB for fiscal quarters ended March 31, and June 30, 2006
              Filed May 12, and August 15, 2006, respectively
              File No. 0-27551

Dear Mr. Walker:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Our review included a review of the periodic reports filed by the public shell predecessor Qorus. In this regard, we note reliance by Qorus on the Private Securities Litigation Act. As you know, that safe harbor is not available for forward-looking statements made in connection with an offering of securities by a blank check company such as Qorus. In addition, please be advised that on June 21, 2006, William Demarest, also in the Division of Corporation Finance, attempted to contact the company to issue comments relating to the Form 8-K filed on June 20, 2006. Mr. Demarest indicates that he never received any responses to repeated attempts to make contact with the company and that the comment letter that was issued was returned to us with the post-mark "return to sender." We have reissued the comments relating to the Form 8-K in this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please revise the disclosure to state the number of shares being registered that are issuable upon the exercise of warrants.

Summary, page 1

2. The introductory paragraph to your summary states that the summary does not contain all the information that investors should consider before investing. The summary by its very nature does not and is not required to contain all of the detailed information that should be considered. Please therefore delete this reference from your prospectus. See Item 503(a) of Regulation S-B.

3. Please eliminate the references to "we," "our" and "us," etc. from the introductory paragraph. These references should be clear from the context in which they are used.

4. Please provide a brief description the "unique multi- tiered marketing programs" and what makes them "unique." Also, briefly address why you consider your marketing strategy to be "dynamic" and your products "remarkably" easy to use.

Risk Factors, page 7

5. Please revise the introductory paragraph to eliminate the third and fourth sentences indicating that the risks described are not the only ones you face and that there may be additional risks of which you are currently unaware. Item 503(c) of Regulation S-B requires that you disclose the material risks known to you.

6. A number of your risk factors state as a generic consequence that the risk being highlighted "could harm our business," "could materially and adversely affect our business" or could "have a material adverse effect on our results of operations or financial position." Please revise the disclosure to the extent possible to define with greater precision the specific consequences that are likely to result from the risks you cite.

7. A number of your risk factors use "boilerplate" language. A discussion of the risks in generic terms does not tell investors how the risk may affect their investment in your company. You should revise the disclosure to place these and any other such risk factors in context, and to quantify information where appropriate so investors can

understand the specific risk as it applies to your company and its operations. See, for example, the following:

- We may not be able to effectively manage our growth. Page 5
- Our ability to conduct business, particularly in international markets, Page 6
- We may not be able to adequately protect our intellectual property rights, Page 7
- We may be unable to attract and retain qualified, experienced, highly skilled personnel, Page 8

Our operating results may fluctuate, page 1

8. Revise this risk factor to provide specific quantitative and qualitative information that relates to your company. What about your company poses special risks of fluctuating results that is different from that risk which is generally applicable to any company in any industry? The bulk of the text is generic and could apply to virtually any company. Furthermore, many of the bullet-points highlight a circumstance or uncertainty that appears to present a distinct risk that would warrant a separately captioned risk factor. You should not bundle several risks under a single heading. If you believe that you potentially experience fluctuating results because of conditions that vary from those encountered by other businesses in general or in your industry, ensure that the caption briefly explains why and that the text more fully addresses this.

We may need additional funding to support our operations, Page 4

9. Please revise this risk factor to provide information specific to your company. As drafted, this risk factor conveys little information as to whether you believe you currently have sufficient funds to fulfill your short-term obligations over the next 12 months. You state that you believe you have sufficient funds for the "foreseeable future" but that you may, or may not, need additional funds. Please revise to state clearly whether you have sufficient funds to finance operations over the next 12 months. Further, to the extent you are able to quantify your needs relative to your expanded research and development efforts, for example, this information should be quantified.

10. Regarding the company's business strategy, please clarify whether the company has any current plans, proposals or arrangements to acquire other businesses.

A significant majority of our revenues have been derived from sales to our multi-tier affiliates, Page 5

11. Please revise the subheading to quantify the "significant majority" of your revenues derived from sales to your multi-tier affiliates. Further, briefly explain the "multi-tiered" nature of your affiliate base.

<u>Our ability to conduct business, particularly in international markets, Page 6</u>

12. Please tell us whether you have been affected in the past by any of the potential political, legal or regulatory risks identified in this risk factor. Further, tell us whether you consider these risks to be material with respect to the countries in which you currently operate. To the extent possible, please provide information specific to your past experience or to the countries with you have particular concerns.

13. Each risk factor should describe a discrete risk and should not attempt to bundle together several risks at once. Here, you refer generally to political, legal and regulatory risks both in the United States and abroad. Please revise to provide a separate risk factor discussing in more specific detail the legal and regulatory risks in the United States to which you refer.

<u>Direct selling is subject to government scrutiny and regulation, Page 6</u>

14. The subheading refers to both the increased expense associated with government regulation and the potential impact of changes in the law on your business. It appears from the subheading that you are bundling two distinct risks that should be discussed in separate risk factors. We further note, however, that the body of the risk factor actually discusses the consequence of non-compliance and does not directly address the cost of compliance or the ways in which you changes in the laws might affect you. Please revise to avoid bundling and to ensure that the subheading and discussion relate to the same distinct risk.

15. This risk factor includes a reference to the possibility that you may be prohibited from using direct selling channels or forced to alter your compensation policies for your affiliates. It appears that these potential risks relate directly to the preceding risk factor describing the risks associated with operating in international markets and the potential restriction on your business method of selling through your affiliates. Consider, therefore, eliminating this reference here in order to avoid repetitive disclosure.

<u>If we incur substantial liability from litigation, complaints or enforcement actions resulting from misconduct by our affiliates, Page 7</u>

16. Please tell us whether you have been the subject of such litigation, complaints or Enforcement actions in the past relating to misconduct by affiliates.

<u>Our senior management's limited recent experience managing a publicly traded company, Page 8</u>

17. Please expand the disclosure to specifically describe what "limited" and "recent" experience your senior management has in managing a publicly traded company. In addition, as noted above, please avoid the general conclusion that this risk may "harm

your business" and provide specific disclosure regarding the possible impact your management team's lack of experience could have on the company. Please also describe in more specific detail the "recently adopted disclosure requirements" to which you refer. To the extent you are specifically referring to the Sarbanes-Oxley Act or to a specific section of the Act such as Section 404, please revise the disclosure to identify the specific requirements with which you are concerned.

There is a limited trading market for our common stock. Page 9

18. Please clarify your statements that "there is a limited trading market" for your common stock," "there is no established public trading market" for your common stock and, in the risk factor immediately following, "if an when a trading market for [y]our common stock develops," the market price may fluctuate. Further, disclose here or in an appropriate location that, as a successor company to Qorus, you succeeded to its reporting obligations beginning August 2006.

The trading of our common stock on the OTC Bulletin Board and the potential designation of our common stock as a "penny stock," Page 10

19. Consistent with your statement at the end of this risk factor, please revise the subheading to state that yours is a penny stock and revise the language of the risk factor to replace the conditional language regarding how you "may be subject" to the penny stork rules with clear statements indicating that you are subject to the penny stock rules. To the extent you believe that yours is not a penny stock, please provide us with your analysis as to the basis for your belief.

Our officers, directors and principal shareholders can exert significant influence over us, Page 11

20. Please revise the subheading to state specifically that this group controls approximately 85% of your outstanding common stock. As indicated above, the risk factor subheadings should be tailored to the specific facts and circumstances related to your company and quantified where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

21. Please explain how your multi-tiered affiliate program works since it is your primary business strategy and principal source of recent growth. Outline the commission structure. We note the discussion of your marketing strategy in business.

Results of Operations, page 15

22. We note your disclosure that revenues increased 573% during the six months ended June 30, 2006 and 2005 and that you attribute this change to a "significant increase in your customer base who are generating, on average, more revenue per customer." Please explain why you customers are now generating more revenue on a per customer basis.

23. Further, you state that the increase is in part due to your penetration into international markets, specifically the UK, Australia and New Zealand. Please expand the disclosure to discuss the nature of your efforts to expand your international marketing efforts. Discuss the impact of your expanded international marketing efforts on other aspects of your business, for example hiring, sales and marketing, etc. Explain how the 13% increase in revenue from international markets, as disclosed in Note 2 to the financial statements, generated an increase of 573% in revenues.

24. Similarly, regarding the 729% increase in commissions and bonuses paid to affiliates, explain the driving forces in the industry or in your own business strategy that are fueling these significant jumps in the results of operations. Why is volume increasing at such an exponential rate?

25. Please clarify whether you have experienced any material changes in pricing of products. We note that you attribute much of the increases experience from one period to the next to an increase in sales volume.

Business, page 19

26. Although your risk factors highlight as material risks to your company U.S. and foreign government regulations and legislation, you have not included a discussion of government regulations in the business section. It appears that a discussion of the effects of existing or probable governmental regulations on your business is warranted. See Item 101(b)(9) of Regulation S-B.

Corporate History, page 19

27. Please supplementally explain in concise terms, and expand the disclosure as appropriate to address, the following matters:

- Explain the relationship between Thurston Interests, LLC and Qorus and tell us whether there is any ongoing relationship between Thurston and DigitalFX;

- Explain the relationship, if any, between Thurston Interests, LLC and Keating Reverse Merger Fund LLC;

- Tell us why the five prior proposed reverse acquisitions failed and whether Keating Reverse Merger Fund LLC was involved in any of those transactions;

- Discuss Kevin Keating's involvement in the five prior proposed reverse acquisitions and any role he may have had in introducing or structuring the various reverse acquisitions;

- Disclose and discuss the total purchase price in connection with the DigitalFX-Qorus transaction, the transaction fee paid to Keating Securities and identify all of the VMDirect Members.

Sales and Marketing Strategy, page 22

28. Please disclose how many associates you have and further explainhow viral marketing works.

Competition, page 23

29. Please discuss the basis for your statement that you believe your products to be "comparable in many cases superior" to those offered by your competitors. Be specific with regard to which competitive factors you believe your products outperform those of your competitors. Further, to the extent possible, discuss any positive or negative factors known to you pertaining to your competitive position with regard to the principal methods of competition you have identified, such as product range, performance, quality, reliability, expertise, price, etc.

30. You identify Yahoo! as a competitor. Please discuss in greater detail in what ways you compete with this company whose revenues, market share and sales and marketing capabilities, among other things, it would appear, far outpace your own. To the extent possible, your discussion should focus on the companies with whom you consider yourself to be in direct competition.

Trademarks, Domain Names and Other Intellectual Property, page 23

31. We note your statement that you hold exclusive and non-exclusive licenses to several proprietary software applications relating to your products. We note that you have filed the RazorStream license agreement. To the extent any of these licenses represent non-ordinary course material contracts or contracts on which you are substantially dependent, they should be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-B. Please advise.

Product Development, page 24

32. Please expand the discussion regarding your use of third-party services to conduct product development to describe the extent to which you rely on such services. To the extent you are reliant on independent contractors and/or outsourcing, please provide a meaningful discussion concerning these activities. For example, what are the costs associated with outsourcing research and development activities? To what degree are you dependent on independent contractors? Consistent with our comment above, tell us what consideration was given to filing any such agreements as exhibits to the registration statement.

33. Please disclose the amounts spent on research and development for the past two fiscal years. To the extent there have been material changes in expenditures, the reasons for the changes should be discussed. In addition, please disclose to the extent known the extent to which research and development costs are directly passed on to customers. See Item 101(b)(10) of Regulation S-B.

Description of Property, page 24

34. Please expand this section to further discuss the limitations of your leasing arrangement, e.g., disclose the term of the lease.

Legal Proceedings, page 24

35. Please provide a description of the facts underlying the proceedings and the relief sought. To the extent the relief sought exceeds 10% of your current assets, disclosure of the proceeding is required disclosure in the registration statement.

Management, page 34

36. Please expand the biographical information of Mr. Ellins to identify specifically in what ways he was "sought out" for strategic planning successful by each of the companies you name and to clarify your reference to "these ventures." What were the activities in which Mr. Ellins was involved, when did these activities occur in each instance, and what role did Mr. Ellins play in these strategic planning activities? Did Mr. Ellins have consulting contracts with each of the named entities?

37. Provide us with support on a supplemental basis for each of the claims that Mr. Ellins conducted the first cable broadcast distributor meetings, was first to found a 24-hour live television-shopping channel and established "one of the first" wide area networks with connections to multiple Department of Motor Vehicle databases.

38. Provide support for your statement that Ms. Black was a lobbyist for one of the top 20 lobbying firms in California.

39. We note that both Mr. Ellins and Ms. Black are founders of helloNetwork, Inc., which appears to a Nevada corporation with the same business purpose as helloworld.com. Tell us whether, to your knowledge, helloNetwork is currently an operating company and whether either Mr. Ellins or Ms. Black has any ties to the company at this time. If so, please describe any such ties.

40. Provide support for the claim that Sergeant Major Associates, Inc., is "one of the top 25 governmental consulting firms in Claifornia.

41. Please state the time period(s) during which Mr. Haleva served as former President, Secretary and Treasurer.

42. For each of the companies for which Mr. Keating served or serves as manager or board member, please disclose whether the entity is a public shell or a product of a reverse acquisition. In this regard, discuss the extent to which Mr. Keating specializes in reverse acquisitions.

Summary Compensation Table, page 28

43. If no compensation was paid to your chief executive officer in the last three fiscal years, include disclosure stating that the company did not pay any compensation in the years for which no amounts are shown. See Item 402(b)(1) of Regulation S-B.

44. Please revise the table to reflect that Ms. Walker received 376, 419 options in fiscal 2005.

Certain Relationships and Related Transactions, page 37

45. Revise the disclosure regarding the financial advisory agreement to state the relationship between the parties, i.e., Kevin R. Keating, a director of the company, is the father of Timothy Keating who is the President and principal member of Keating Investments, LLC, which is the managing member and 90% owner of Keating Securities, LLC.

46. Please state the relationship of Garisch Financial, Inc. to DigitalFX.

47. Describe the terms of any arrangement for consulting services and state the amount paid in connection with services rendered by Woodman Management Corporation in the last two years.

48. Please ensure that you file copies of all of the contract agreements to which directors, officers, promoters or named securityholders are parties that are listed in this section, including but not limited to the consulting services agreements with Garisch Financial, Inc. and Woodman Management Corporation.

Principal and Selling Shareholders, page 33

49. Please include the selling shareholder information required by Item 507 of Regulation S-B. Provide a detailed introductory description of the transactions by which each of the selling security holders in the table acquired their shares. Include a materially complete description of any material relationship the selling security holders have or had with DigitalFX, or its predecessors or affiliates within the past three years. If there is not and never has been a material relationship with the selling stockholder, please confirm.   Note that the offering and the securities held by the investors as a result of the offering should be described in the Form SB-2 as part of the "material relationships" contemplated by the form requirement.

50. We note that Keating Reverse Merger Fund is an affiliate of Keating Securities, a registered broker-dealer. Please tell us whether any of the other selling shareholders is an affiliate of a registered broker-dealer. For each broker-dealer affiliate, tell us and disclose whether the seller purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 43

51. We note your discussion regarding short sales. Please supplementally confirm that you are aware of Telephone Interp. A. 65 (July 1997) on this issue, which is publicly available on our website at www.sec.gov/interps/telephone.shtml.

Part II

Indemnification of Directors and Officers

52. Please delete the statement that the summary of the governing indemnification provisions is "qualified in its entirety" by reference to the documents you cite. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus may not be materially complete.

Recent Sales of Unregistered Securities

53. Please provide the specific dates for each of the reported issuances. We note that you refer merely to the year in which the securities were issued. In addition, for securities issued for services rendered, please describe the services received by you.

54. For each transaction for which you are relying on Section 4(2), state whether the purchasers were accredited or sophisticated. If the latter, please outline the access to information afforded to them. In this regard, we note that the sixth paragraph does not sufficiently specify each purchaser or the exemption from registration relied upon for

each transaction. For example, the statement that you relied upon "one or more of the exemptions from registration" contained in Section 4(2) and in Regulation D is not sufficiently specific. Please revise accordingly.

55. For the VMDirect December 2005 issuance to consultants and other advisers, please disclose the total number of participants in the transaction.

Exhibits

56. Consistent with our comments above, please ensure that you have filed all of the exhibits required to be filed, e.g., related party agreements, license agreements and/or material agreements with third-party suppliers upon which you are substantially dependent, including independent contractors. See Item 601(b)(10) of Regulation S-B. In this regard, please file the purchase agreement, the Keatings-Ellins voting agreement and the list of subsidiaries pursuant to paragraph (b)(21) of Item 601.

Legality Opinion

57. Counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please revise the legality opinion to indicate that counsel is opining upon Florida law including the statutory provisions, all applicable provisions of the Florida Constitution and reported judicial decisions interpreting those laws.

Undertakings

58. The undertakings required by Item 512 of Regulation S-B have been updated. Please revise your disclosure to include the undertakings required by Item 512(g)(1) or (2), as applicable.

Form 10-KSB for the year ended December 31, 2004

Disclosure Controls and Procedures

59. Your conclusion that your disclosure controls and procedures are effective "to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms" is significantly more limited than what is called for under Rule13a-15(e) and 15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. In addition, please

provide us with a representation that, to the extent that you provide a definition of disclosure controls and procedures, you will conform your disclosure in future filings.

Section 302 Certification

60. We note that paragraphs (b) of the certification, which ordinarily refers to the design of the company's internal control over financial reporting, repeats nearly verbatim the language in paragraph (c). We note that because you are not an accelerated filer, you may delete paragraph 4(b) of the certification entirely. Please provide us with a representation that you will conform your disclosure in future filings.

Form 10-QSB for the fiscal quarter ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations Statements

61. Although you include the title "Management's Discussion and Analysis of Financial Condition and Results of Operations Statements" on page 15, we were unable to locate the discussion pursuant to Item 303 of Regulation S-B. Please advise.

Form 8-K filed June 20, 2006

62. Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements to the date of dismissal in regards to whether there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-B. Include a letter from the former accountants addressing the revised disclosures in the amendment.

Exhibit 16

63. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

For all comments or questions, please contact Maryse Mills-Apenteng at 202-551-3457. In her absence, please contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 818-474-8603</u>
        Gregory Akselrud, Esq.
        Stubbs Alderton & Markiles, LLP